Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Nine Months Ended
(In millions)	September 30,

	2011	2010

Portion of rentals representing interest,
including discontinued operations	$45	$64

Capitalized interest,
including discontinued operations	186	319

Other interest and fixed charges,
including discontinued operations	186	74

Total fixed charges (A)	$417	$457

Earnings-pretax income with
applicable adjustments (B)	$3,422	$3,435

Ratio of (B) to (A)	8.21	7.52